SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                                SCHEDULE 13G
                               (RULE 13d-102)

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
        TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                         PURSUANT TO RULE 13d-2(b)
                             (Amendment No. 1)*


                         Urban Shopping Centers, Inc.
--------------------------------------------------------------------------------
                              (Name of Issuer)

                   Common Stock, $.01 par value per share
-------------------------------------------------------------------------------
                       (Title of Class of Securities)


                                 917060105
                         -------------------------
                               (CUSIP Number)


                             December 29, 1998
--------------------------------------------------------------------------------
          (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  |_|      Rule 13d-1(b)

                  |X|      Rule 13d-1(c)

                  |_|      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                             Page 1 of 5 pages

---------------------------                         ----------------------------
CUSIP No. 917060105                 13G                   Page 2 of 5 Pages
---------------------------                         ----------------------------


--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

               Security Capital Preferred Growth Incorporated
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) [ ]
                                                                    (b) [ ]
--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Maryland
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                               5   SOLE VOTING POWER

          NUMBER OF                  3,772,915 Shares of Common Stock
            SHARES          ----------------------------------------------------
         BENEFICIALLY          6    SHARED VOTING POWER
           OWNED BY
             EACH                      -0- Shares
          REPORTING         ----------------------------------------------------
            PERSON             7    SOLE DISPOSITIVE POWER
             WITH
                                       3,772,915 Shares of Common Stock
                            ----------------------------------------------------
                               8    SHARED DISPOSITIVE POWER

                                          -0- Shares
--------------------------------------------------------------------------------

9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      3,772,915 Shares of Common Stock
--------------------------------------------------------------------------------
10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                        [ ]
--------------------------------------------------------------------------------
11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                    17.9% of the Shares of Common Stock
--------------------------------------------------------------------------------
12      TYPE OF REPORTING PERSON*

                        CO
--------------------------------------------------------------------------------

                       *SEE INSTRUCTIONS BEFORE FILLING OUT!



                                  Page 2 of 5 pages

Item 1(a).      Name of Issuer:

                Urban Shopping Centers, Inc.

      (b).      Address of Issuer's Principal Executive Offices:

                900 North Michigan Avenue, Suite 1500, Chicago, Illinois 60611

Item 2(a).      Name of Person Filing:

                Security Capital Preferred Growth Incorporated, a corporation organized and existing under the laws of Maryland ("SCPG").

      (b).      Address of Principal Business Office or, if None, Residence:

                11 South LaSalle Street, 2nd Floor, Chicago, Illinois 60603

      (c).      Citizenship:

                Maryland

      (d).      Title of Class of Securities:

                Common Stock, $.01 par value per share ("Common Stock")

      (e).      CUSIP Number:

                917060105

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

                  (a) [ ] Broker or dealer registered under Section 15 of the Exchange Act;
                  (b) [ ]  Bank as defined in Section 3(a)(6) of
                           the Exchange Act;
                  (c) [ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act;
                  (d) [ ] Investment company registered under Section 8 of the Investment Company Act;
                  (e) [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E); (f) o An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
                  (g) [ ] An parent holding company or control person in accordance with Rule 13d- 1(b)(1)(ii)(G);
                  (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
                  (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
                  (j) [ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).




                                       Page 3 of 5 pages

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Item 4.  Ownership.

     (a).       Amount Beneficially Owned:

                SCPG beneficially owns 2,999,400 shares of Common Stock, consisting of the number of shares that SCPG has the right to acquire upon the conversion of its 2,999,400 shares of Series A Cumulative Convertible Redeemable Preferred Stock ("Series A Stock"). SCPG also owns 773,515 shares of Series B Cumulative Convertible Preferred Stock ("Series B Stock") which it acquired on December 29, 1998. The Series B Stock will be convertible into Common Stock 270 days after December 29, 1998. Therefore, SCPG will beneficially own 3,772,915 shares of Common Stock, which consists of the number of shares SCPG has the right to acquire upon conversion of its 2,999,400 shares of Series A Stock and its 773,515 shares of Series B Stock.

     (b).       Percent of Class:

                17.9% of the Common Stock determined in accordance with the provisions of Rule 13d-1 promulgated under the Act.

     (c).       Number of shares as to which such person has:

                (i).     Sole power to vote or to direct the vote:

                         SCPG has the sole power to vote or direct the vote of 3,772,915 shares of Common Stock.

                (ii).    Shared power to vote or to direct the vote:

                         None.

                (iii).   Sole power to dispose or to direct the disposition of:

                         SCPG has the sole power to dispose or to direct the disposition of 3,772,915 shares of Common Stock.

                (iv). Shared power to dispose or to direct the disposition of:

                         None.

Item 5.  Ownership of Five Percent or Less of a Class.

                  Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

                  Not applicable.




                                  Page 4 of 5 pages

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                  Not applicable.

Item 8.  Identification and Classification of Members of the Group.

                  Not applicable.

Item 9.  Notice of Dissolution of a Group.

                  Not applicable.

Item 10.          Certification.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                                 SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 1999



                            SECURITY CAPITAL PREFERRED GROWTH INCORPORATED




                             By: /s/ Joshua Goldman
                             ---------------------------------------------
                             Name:    Joshua Goldman
                             Title:   Secretary



                             Page 5 of 5 pages